UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG hereby incorporates by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259) the following parts of the media release herein: the title and first two paragraphs of the release, and the sections entitled "Distribution in cash against reserves from capital contributions", “Increase in conditional capital for employee shares”, “Election of Severin Schwan and Sebastian Thrun as new Members of the Board of Directors”, “Re-election of the Chairman and further members to the Board of Directors”, “Election of the members to the Compensation Committee”, Amendments to the Articles of Association to adapt to changes in company law” (excluding the final paragraph), "2013 Compensation Report", "Composition of the Board of Directors as of May 9, 2014" and "Cautionary statement regarding forward-looking information".

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: All Proposals put forward by the Board of Directors Approved
Zurich, May 9, 2014 The shareholders of Credit Suisse Group AG approved all the proposals of the Board of Directors at today's Annual General Meeting in Zurich. The shareholders approved a distribution in cash of CHF 0.70 per registered share for the 2013 financial year. The increase in conditional capital for the purpose of delivering shares as part of employee stock option programs also met with the approval of shareholders. Severin Schwan and Sebastian Thrun were elected as new Members of the Board of Directors. The Chairman and the other existing Members of the Board of Directors proposed for re-election were all elected for a further term of one year. In terms of its own composition, the Board of Directors appointed both Noreen Doyle and Richard E. Thornburgh as its new Vice-Chairs. The Annual General Meeting also appointed the Compensation Committee. In addition, shareholders approved the 2013 Compensation Report and the proposed amendments to the Articles of Association to implement the new Ordinance against Excessive Compensation with respect to Listed Stock Corporations.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution in cash against reserves from capital contributions
Shareholders approved a distribution in cash against reserves from capital contributions of CHF 0.70 per registered share. The distribution is scheduled to take place on May 16, 2014.

Increase in conditional capital for employee shares
With a majority of 67.68% of votes represented, shareholders approved the increase in conditional capital for the delivery of shares to meet the obligation arising from employee stock option programs in a capital-efficient manner. The existing conditional capital for employee shares will be increased by CHF 1,200,000 (equivalent to 30,000,000 registered shares) to a maximum of CHF 1,641,983.92 (equivalent to 41,049,598 registered shares).

Election of Severin Schwan and Sebastian Thrun as new Members of the Board of Directors
Severin Schwan and Sebastian Thrun were both newly elected to the Board of Directors for a term of one year.

Severin Schwan has been CEO of Roche Group since 2008, and a member of its Board of Directors since 2013. Prior to his appointment as Group CEO he served as CEO of Roche's Diagnostics division from 2006 to 2008. Severin Schwan began his career in 1993 in Roche's Corporate Finance area.

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May 9, 2014 Page 2/4

Sebastian Thrun is CEO of Udacity, an online university that he co-founded in 2012. While working for Google, he founded the Google X research division. He has worked for the University of Stanford since 2003 as research professor in the area of artificial intelligence and robotics.

Re-election of the Chairman and further members to the Board of Directors
The incumbent Chairman Urs Rohner and the other members of the Board of Directors who were standing for re-election were re-elected for a term of one year.

Election of the members to the Compensation Committee
Iris Bohnet, Andreas N. Koopmann, Jean Lanier and Kai S. Nargolwala were elected as Members of the Compensation Committee for a term of one year. Jean Lanier will serve as Chairman of the Compensation Committee for a further year.

Amendments to the Articles of Association to adapt to changes in company law
The proposed amendments to the Articles of Association to implement the provisions of the Swiss Federal Council's Ordinance against Excessive Compensation with respect to Listed Stock Corporations were approved with a majority of 93.36%. As a result, binding votes on the compensation of the Executive Board and the Board of Directors can be held with effect from the 2015 Annual General Meeting.

Further information on the proposed amendments to the Articles of Association can be found in the invitation to the Annual General Meeting and in a separate report of the Board of Directors at: www.credit-suisse.com/agm

2013 Compensation Report
In a consultative vote, shareholders approved the 2013 Compensation Report with a majority of 81.28% of votes represented.

Statements by Urs Rohner, Chairman of the Board of Directors
Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: "At today's Annual General Meeting, we signed off on the 2013 financial year and the multiple challenges it presented. We have made significant progress at both a strategic and operational level and are compliant with Basel III regulations. At the same time, we posted an 86% increase in reported pre-tax income to CHF 3.5 billion and increased our net income by 72% compared to the previous year. We generated a return on equity of 13% in our strategic businesses in 2013."

With regard to the approval of all the items on the agenda and the consultative vote on the 2013 Compensation Report, Urs Rohner stated: "We are pleased by the positive voting results. The approval rate of 81.28% for the Compensation Report is an acknowledgment of our prudent compensation policy. The approval of the amendments to the Articles of Association will allow us to hold binding votes on the compensation of the Executive Board and the Board of Directors with effect from the 2015 Annual General Meeting."

With regard to the changes to the Board of Directors, Urs Rohner added: "I am delighted to welcome Severin Schwan and Sebastian Thrun as new Members of our Board of Directors. I am convinced that

Media Release
May 9, 2014 Page 3/4

their great experience will help us to systematically execute Credit Suisse's strategy, which is focused on creating value for clients and on innovation. We also said farewell to Walter B. Kielholz and Peter Brabeck-Letmathe today. We owe both of them enormous thanks for the very important contributions they have made, both as Members of the Board of Directors and in the role of Chairman and Vice-Chairman, respectively."

Voting Results
All the voting results together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Brady Dougan, Chief Executive Officer, are available on the internet in both English and German at: www.credit-suisse.com/agm

Composition of the Board of Directors as of May 9, 2014
The composition of the Board of Directors has changed following the elections. Noreen Doyle and Richard E. Thornburgh were appointed new Vice-Chairs. Noreen Doyle was further appointed Lead Independent Director. The composition as of May 9, 2014, is shown below:

	End of current term	Chairman’s and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
Urs Rohner, Chairman	2015	Chairman	-	-	-
Noreen Doyle, Vice-Chair and Lead Independent Director	2015	Member	Member	-	-
Richard E. Thornburgh, Vice-Chair	2015	Member	Member	-	Chairman
Jassim Bin Hamad J.J. Al Thani	2015	-	-	-	-
Iris Bohnet	2015	-	-	Member	-
Jean-Daniel Gerber	2015	-	Member	-	-
Andreas N. Koopmann	2015	-	-	Member	Member
Jean Lanier	2015	Member	Member	Chairman	-
Kai S. Nargolwala	2015	-	-	Member	Member
Anton van Rossum	2015	-	-	-	Member
Severin Schwan	2015	-	-	-	Member
Sebastian Thrun	2015	-	-	-	Member
John Tiner	2015	Member	Chairman	-	Member

Information
Media Relations Credit Suisse, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
May 9, 2014 Page 4/4

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as "Credit Suisse"). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,600 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular  the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: May 9, 2014		Director